

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 19, 2019

Carl Lukach
Executive Vice President and Chief Financial Officer
Univar Inc.
3075 Highland Parkway, Suite 200
Downers Grove, Illinois 60515

   Re: Univar Inc.
     Form 10-K for Fiscal Year Ended December 31, 2018
     Filed February 21, 2019
     Form 8-K Filed February 8, 2019
     File No. 001-37443

Dear Mr. Lukach:

  We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

  After reviewing your response to these comments, we may have additional comments.

Form 8-K Filed February 8, 2019

Exhibit 99.1, page 1

1. We note you disclosed 2019 guidance of Adjusted EBITDA and Free Cash Flow in your earnings release. Please expand your disclosure to provide reconciliations to the respective corresponding GAAP amounts in accordance with Item 10(e)(1)(i)(B) of Regulation S-K and Question 102.10 of the Compliance and Disclosure Interpretations. This issue also applies to your first quarter press release included in Exhibit 99.1 and your first quarter 2019 earnings presentation included in Exhibit 99.2 to your Form 8-K filed on May 9, 2019.

  We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Tracie Mariner, Staff Accountant, at (202) 551-3744, or Terence O'Brien, Branch Chief, at (202) 551-3355, if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Division of Corporation Finance
Office of Manufacturing and
Construction